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                                                                 EXHIBIT 99.1



                                         FOR:  BEC Group, Inc.
                                               555 Theodore Fremd Avenue
                                               Suite B-302
                                               Rye, New York 10580
                                               914-967-9400
FOR IMMEDIATE RELEASE
                                     CONTACT:  Martin E. Franklin
                                               Chairman & CEO
                                               914-967-9400

                                               Michele Katz/Jessica Davis/Jason
                                               Langer Press: Richard Dukas/
                                               Elizabeth Pieroni
                                               Morgen-Walke Associates, Inc.
                                               212-850-5600

                         BEC GROUP COMPLETES TRANSACTION
                            WITH VOLTARC TECHNOLOGIES

Rye, NY, October 2, 1997 - BEC Group, Inc. (NYSE:EYE), the parent company of ORC Technologies, Inc. and Bolle Inc., has completed the purchase of a 40% common and preferred equity interest in Voltarc Technologies, Inc. (Voltarc), a privately-held, niche light source manufacturer located in Waterbury, CT.

BEC was granted an option to acquire the remaining 60% with a combination of cash and stock, on a formula based upon Voltarc's 1998 financial results.

Voltarc is a niche light source manufacturer that produces approximately 2.5 million value-added lamps and related products per annum with 1996 revenues of $37 million. Voltarc markets its products under a number of registered trade names including Voltarc(R), Idealquarz(R), Hyde(R), Kulka(R) and Lumitone(R). Voltarc is recognized as the technological leader in a number of specialty lamp markets, including: Ultra-Violet (UV) lamps for water purification and curing applications; internally illuminated outdoor signs and neon components; reprographic, atinic (aquarium) and transportation lighting, including commercial and private aircraft. In addition, through an Italian subsidiary, Voltarc manufactures UV lamps and curing equipment and distributes Voltarc products in Europe.

Statements contained herein, other than historical data, may be forward-looking and are subject to risks and uncertainties including, but not limited to, the Company's ability to achieve its sales and marketing plans and acquisition strategy, while effectively managing costs and expenses, as well as those risks set forth in the Company's Form 10-K for the period ended December 31, 1996, Forms 10-Q and other SEC filings.

BEC Group, Inc. is a holding company for two businesses: ORC Technologies, Inc., which manufactures and markets lighting, electronic and electroformed products to a diverse customer base, and Bolle Inc., the manufacturer and worldwide marketer of Bolle(R) premium sunglasses, sport shields, goggles and safety eyewear.

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